[Bryan Cave Letterhead]

April 6, 2007

VIA FEDEX AND FAX

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Pressman

Re:                               NetRatings, Inc.

Preliminary Schedule 14A

File No. 000-27907

Schedule 13E-3

File No. 005-57383

Dear Mr. Pressman:

On behalf of NetRatings, Inc. (“the Company”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated March 30, 2007 (the “Comment Letter”) relating to the above-referenced Preliminary Schedule 14A filed on February 28, 2007 (the “Proxy Statement”) and Schedule 13E-3 filed on February 28, 2007 (the “Schedule 13E-3”).  The Company has revised the Proxy Statement and the Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter an amended Preliminary Schedule 14A (the “Amended Proxy Statement”) and an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) that reflect these revisions and generally update the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  Page references in the text of this letter correspond to the pages of the Amended Proxy Statement or Amended Schedule 13E-3, as applicable.  The responses and information described below are based upon information provided to us by the Company or the other parties involved in the transaction, as applicable.

1.                                       Please advise us why you believe that members of Nielsen’s controlling stockholder group should not be added as a filing persons on the Schedule 13E-3.  For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

                                                Alternatively, revise to include them as filing persons on the Schedule 13E-3.  Please note that a new filing person must comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.  Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions.  For example, include a statement as to whether the filing person believe the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon relied upon in reaching such a conclusion.  Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

RESPONSE:   We respectfully advise the Staff that we do not believe that the group of private equity fund sponsors (“Nielsen’s controlling stockholder group”) that collectively control Valcon Acquisition Holding (Luxembourg) S.A.R.L. (“Valcon”) should be filing persons on the Schedule 13E-3.   Pursuant to Rule 13e-3 and Schedule 13E-3, a necessary component to “filing person” status is that the third-party be “engaging in the Rule 13e-3 transaction.”  None of the members of Nielsen’s controlling stockholder group can reasonably be viewed as having been “engaged” in the Rule 13e-3 transaction.   Indeed none of the private equity fund sponsors that comprise Nielsen’s controlling stockholder group participated in the negotiation or execution of the transaction or so much as held an investment committee meeting to review and/or approve the transaction. To be sure, representatives of Nielsen's controlling stockholder group attended meetings and participated in negotiations, as described in the "Background" section of the Proxy Statement.  This involvement, however, is merely a reflection of the fact that Nielsen's controlling stockholder group has designees on the Executive Committee of the Supervisory Board of Nielsen.

The Rule 13e-3 transaction at issue in this case simply involves a transaction between NetRatings and its parent company, NMR.  Pursuant to Section II.D.3 of the Current Issues and Rulemaking Projects of the Division of Corporation Finance (the “Division Outline”), the Staff notes that it “will “look through” the acquisition vehicle and treat as a separate, affiliated purchaser the intermediate or ultimate parent of that acquisition vehicle.” The purchaser in this transaction, however, is not an acquisition vehicle, but rather a corporation, Nielsen, with substantial international media and international information services operations.

We therefore respectfully submit that Rule 13e-3 does not require any members of Nielsen’s controlling stockholder group to be treated as filing persons.

2.                                       In several places in the Schedule 13E-3, your incorporation by reference appears overbroad.  Please explain to the staff why your current incorporation is both accurate and appropriate.  For instance, we note that you incorporate the section “the merger agreement” into Item 7(c) of the Schedule 13E-3.  First, disclosure satisfying Items 7, 8 and 9 must appear in the forepart of the document in the special factors section.  Second, it is unclear how the “merger agreement” section satisfies Item 1013(c) of Regulation M-A.

RESPONSE:   In response to the Staff’s comment, we again carefully reviewed the incorporation by reference to each item in the Schedule 13E-3.  Based on this review, we narrowed the incorporations by reference throughout the Amended Schedule 13E-3 by deleting incorporations that referred to sections of the Proxy Statement that had only a remote and/or ambiguous relationship to the information required by the applicable item of Schedule 13E-3.  In that regard, we deleted the incorporation by reference of “The Merger Agreement” in response to Item 7(c).  We also, for example, deleted the incorporation by reference of “Special Factors—Recommendations of the Special Committee and Our Board of Directors,” “Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger” and “Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger” in response to several items in the  Schedule 13E-3.

3.                                       We are unable to locate summary financial information complying with the requirements of Item 1010(c) of Regulation M-A.  Refer to Instruction 1 of Item 13 of Schedule 13E-3.  In that regard, please note that the selected consolidated historical financial date on page 9 of the proxy statement does not include all the required information.

RESPONSE:   In response to the Staff’s comment, we have revised the selected consolidated historical financial data appearing on page 9 of the Amended Proxy Statement.

Proxy Statement

Forward-Looking Statements, page 10

4.                                       Please delete the reference the Private Securities Litigation Reform Act of 1995.  By its terms, the Private Securities Litigation Reform Act safe harbor for forward looking statements does not apply to statements made in connection with going private transactions.  Refer to Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.  See Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933.

RESPONSE:   In response to the Staff’s comment, we have deleted the reference to the Private Securities Litigation Reform Act of 1995 on page 10.

Special Factors, page 14

Background of the Merger, page 14

5.                                       In each place where you discuss a meeting with a minority stockholder, please expand your disclosure to explain the details of the discussion.

RESPONSE:   We have not provided any additional disclosure with respect to meetings of the special committee and its financial and legal advisors with minority stockholders, as we believe that additional disclosure is not material and could potentially be misleading.  These meetings were requested by the identified stockholders and were not solicited by the special committee.  At each such meeting, as already described in the proxy statement, the minority shareholder provided its views as to the value of the Company, but we viewed their position as posturing for our benefit as we pursued negotiations.  The special committee did not believe any of these valuations to be credible and, following such meetings, gave them no further consideration.  There was no further negotiation or deliberation with these shareholders with respect to these valuations.  As a result, we believe that the disclosure of any additional information about these meetings would not be helpful to other shareholders in their evaluation of the merger, including the per share merger consideration.

Furthermore, as a matter of policy, boards of directors (and special committees) evaluating transactions such as this one should be encouraged to listen to the views of the company’s stockholders, as they may provide valuable insight with respect to a proposed transaction.  Requiring broad disclosure as to the details of such meetings, particularly if not material to a voting decision, would likely have a chilling effect on the willingness to participate in such meetings, thereby curtailing the flow of potentially useful information.

In consideration of the foregoing, we respectfully disagree that the Proxy Statement or Schedule 13E-3 should be revised to include further disclosure regarding the details of these meetings with minority stockholders.

6.                                       We note that at various times during the special committee’s consideration of the proposals, Lehman and JPMorgan provided updates and valuations, and made presentations to the special committee to assist it in its consideration of the proposals received.  Please provide us with supplemental copies of any materials prepared by in connection with the fairness opinion or valuation, including any “board books,” draft fairness opinions provided to your special committee or board of directors and any summaries of presentations made to the special committee.  All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3.  In addition, each presentation, discussion, or report held with or presented by Lehman, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  Revise to summarize all the presentations made and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

In response to the Staff’s comment, we are providing supplemental copies of materials prepared by Lehman Brothers for consideration by the special committee dated October 10, 2006, October 18, 2006, October 25, 2006, and October 31, 2006.  As you will see, none of these materials presents any significantly different information from the materials already disclosed, and we believe that the disclosure of these additional materials and inclusions of summaries thereof in the Proxy Statement would not provide any meaningful insight into the special committee’s deliberations and would only complicate the information already available to shareholders.

In addition, we are also providing a supplemental copy of the July 7, 2006 meeting material prepared by Lehman Brothers for the Company’s independent directors.  We believe these additional materials should not be disclosed because they are, in essence, a Lehman Brothers “pitch book”.  This meeting occurred before Nielsen made an offer with respect to the Company’s outstanding common stock, before Lehman Brothers had been retained, and even before the Special Committee had been formed.

We are also providing a supplemental copy of the November 9, 2006 meeting materials used by JPMorgan when it presented its views to Lehman Brothers as to the valuation of NetRatings and of the then-proposed $16.00 per share offer price.  We do not believe these materials should be disclosed as they were prepared by JPMorgan as an advocacy piece on behalf of the Nielsen Parties’ position rather than on behalf of or to assist the special committee.  Moreover, the meeting materials were rendered stale and immaterial by the February 4, 2007 presentation materials prepared by JPMorgan for the Executive Committee of the Supervisory Board of The Nielsen Company B.V., a copy of which materials was previously filed as an exhibit to the Schedule 13E-3.  The February 4, 2007 materials included a new set of projections that were prepared subsequent to November 9, 2006. In addition, the February 4, 2007 materials reflected the $21.00 per share merger consideration as opposed to the initial offer of $16.00 per share that was the subject of the November 9, 2006 advocacy materials.

Finally, we are providing a supplemental copy of the December 12, 2006 presentation to Nielsen’s financial advisor, JPMorgan, prepared by Lehman Brothers.  We respectfully contend that these materials should not be disclosed.  The presentation was not prepared for the consideration of the special committee, but instead was prepared at the direction of the special committee as advocacy materials for negotiating purposes only  in support of the higher merger consideration being sought by the special committee.  It was never intended to be an objective valuation of the Company, was not related to the issuance of Lehman Brothers’ fairness opinion and therefore would not provide valuable information to the Company’s shareholders in its evaluation of the merger or the merger consideration.

We note that the above-referenced materials prepared by Lehman Brothers and JPMorgan will be submitted to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 of the Securities Act. In accordance with such rules, we hereby request that such materials be returned promptly following completion of the Staff's review thereof. By separate letter, confidential treatment of such materials will be requested pursuant to the provisions of 17 C.F.R. 200.83.

Reasons for the Special Committee’s Determination; Fairness of the merger page 24

7.                                       We note you introduce the bullet point list using the qualifying language “including.” Please revise to clarify that you are disclosing all material factors that were considered.  Refer to Item 1014(b) of Regulation M-A.  Similar qualifying language is included in several other places in your document.  Please revise throughout.  For instance, make corresponding revisions with respect to the “but not limited” language appearing on page 32.

RESPONSE:   In response to the Staff’s comment, we revised the disclosures on pages 20, 31 and 34.

8.                                       Item 1014(b) of Regulation M-A requires the discussion in reasonable detail of the material factors upon which the determination of fairness was made and the disclosure of the weight assigned to each such factor.  We note that you provide a cursory discussion the factors in several bullet point lists upon which the fairness determination was based.  A listing of the factors considered by a filing person without a discussion of how each factor relates to the determination is inadequate.  Please revise.  Refer to In the Matter Meyers Parking System Inc., Securities Exchange Act Release No. 26069 (September 12, 1988).  This comment also applies to the Nielson Parties fairness discussion.

RESPONSE:   In response to the Staff’s comment, we amended our disclosure on pages 20-24 to expand the discussion of several of the factors upon which the determination of fairness was made and how such factors related to the fairness determination.  Additionally, we also have revised the disclosures on pages 33-36 insofar as it relates to the Nielsen Parties in response to the Staff’s comment.

9.                                       The factors listed in Instruction 2 to Item 1014 are those generally considered relevant in addressing the substantive fairness of a Rule 13e-3 transaction and should be discussed.  To the extent any such factors were not considered or deemed relevant in the context of this particular transaction, that fact may be important for shareholders in assessing the transaction and the company’s fairness determination.  See Q&A 20 of Exchange Act Release No. 17719 (April 13, 1981).  This comment also applies to the Nielson Parties fairness discussion.

RESPONSE:   In response to the Staff’s comment, we have revised the disclosures on pages 20-24 insofar as it relates to the Special Committee and pages 33-36 insofar as it relates to the Nielsen Parties.

10.                                 When discussing procedural fairness, please expand your disclosure to discuss each of the Item 1014(c)-(e) factors in reasonable detail.  For instance, please expand your disclosure to explain why the special committee believed the identified procedural factors outweighed the absence of a majority of the minority vote.  This comment also applies to the Nielson Parties fairness discussion.

RESPONSE:   In response to the Staff’s comment, we have revised the disclosures on pages 20-24 insofar as it relates to the Special Committee and pages 33-36 insofar as it relates to the Nielsen Parties.

11.                                 Please explain the specific conflicts of interest that the special committee considered and those conflicts of interest impacted the fairness determination.

RESPONSE:   In response to the Staff’s comment, disclosure has been added on pages 20-24.

Reasons for Our Board of Directors Determination; Fairness of the Merger, page 24

12.                                 If a filing person relied on the analysis of another, such as the financial advisor or special committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis.  This comment also applies to the Nielsen Parties.  Please revise accordingly.

RESPONSE:   As required by Item 1014(b) and Instruction 2 to Item 1014(b), we have included disclosure regarding the extent to which the Board and the Nielsen Parties relied on the analysis of another. Please see pages 25 and 35.

Opinion of Lehman Brothers, page 24

13.                                 Please revise the discussion of the JPMorgan and CRA analysis in a manner consistent with the following comments.

RESPONSE:   Please see responses to comments 14-17 below.

14.                                 Please delete the statement that your “summary is qualified in its entirety by reference to the full text of the opinion.” Investors are entitled to rely on your disclosure.  Revise elsewhere in the document to make corresponding changes.

RESPONSE:   We respectfully request that the Staff permit us to leave in the statement that the summary of Lehman Brothers’ opinion “is qualified in its entirety by reference to the full text of the opinion.”  We believe that the language is not intended to imply that investors are not entitled to rely on the disclosure, but that the disclosure is a summary of the full opinion, which contains additional information which investors should consider as part of their investment decision.

15.                                 Disclose all of the forecasts that were provided by management to third parties.

RESPONSE:   In response to the Staff’s comment, disclosure has been added on page 38.

16.                                 Please expand your disclosure to explain in greater detail how the various multiples, percentages and values were derived.  For instance, please disclose how the EBITDA multiples of 12.0x-15.0x were determined.

RESPONSE:   In response to the Staff’s comment, disclosure has been added on page 27 insofar as it relates to Lehman Brothers and page 42 insofar as it relates to JPMorgan.

17.                                 We note your disclosure that Lehman and its affiliates have, in the past, provided services to you.  Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A.

RESPONSE:   In response to the Staff’s comment, we have revised the disclosures on page 31.

Opinion of CRA International, Inc.

18.                                 Please expand your disclosure to discuss the analyses performed by CRA in greater detail.  Consider providing tabular disclosure.

RESPONSE:   In response to the Staff’s comment, disclosure has been added on page 32.

19.                                 Clarify what “financial and operating information with respect to the business, operation and prospects of the Company” were considered by the advisor.  Provide similar disclosure for each advisor.  In that regard, we note you have provided disclosure with respect to the Five Year Forecast, but not with respect to the Three Year Strategic Plan.

RESPONSE:   In response to the Staff’s comment, disclosure has been added on page 26 insofar as it relates to Lehman Brothers and page 40 insofar as it relates to JPMorgan.

Purpose and Reasons for the Merger, page 32

20.                                 Please expand your disclosure to provide a more complete description of the purposes of this transaction.  Refer to Item 1013(a) of Regulation M-A.  Please note conclusory statements are insufficient.

RESPONSE:   In response to the Staff’s comment, disclosure has been added on page 33 insofar as it relates to the Company and page 34 insofar as it relates to the Nielsen Parties.

21.                                 Please expand your disclosure with respect to the company and the Nielsen parties to describe the reasons for the structure of the transaction and why it is being undertaken at this time.  Refer to Item 1013(c) of Regulation M-A.

RESPONSE:   In response to the Staff’s comment, disclosure has been added on page 33 insofar as it relates to the Company and page 34 insofar as it relates to the Nielsen Parties.

The Position of the Nielsen Parties as to the Fairness of the Merger, page 33

22.                                 We note your statement that “the Nielsen Parties did not undertake a formal evaluation of the fairness of the proposed transaction and are making the statements included in this section solely for the purposes of complying with such requirements.” Please delete this statement or explain to us why it is consistent with the Item 1014 of Regulation M-A filing obligation.  If you retain the statement, please explain the limitations of your informal evaluation and explain why an informal evaluation forms a reasonable belief as to fairness.

RESPONSE:   In response to the Staff’s comment we revised the Proxy Statement to delete the statement that the Nielsen Parties did not undertake a formal evaluation of the fairness of the proposed transaction.  Please see page 34.

23.                                 We note your discussion in this section of the “alternatives considered.” If this disclosure is intended to satisfy your Item 1013(b) disclosure obligation, then please expand your disclosure to explain why no alternative transactions or structures were considered.  In addition, please explain what consideration was given to maintaining the status quo.  In that regard, your disclosure should explain, in reasonable detail, why NetRatings was deemed to be an integral component of its long-term growth strategy.  Further, please explain why this disclosure was included in the fairness discussion.  Please explain why how this disclosure related to the Nielsen Parties fairness determination.  Finally, we are unable to locate disclosure complying with Item 1013(b) with respect to the company.

RESPONSE:   In response to the Staff’s comment, we revised the Proxy Statement to include additional disclosure regarding the alternatives considered by the Nielsen Parties.  In addition, we deleted the disclosure regarding alternatives from the discussion regarding the Nielsen Parties position as to fairness, and we instead included the disclosure in the section describing the Nielsen Parties’ purposes and reasons for the merger.  Finally, we included additional disclosure complying with Item 1013(b) with respect to the Company.  Please see pages 33-34, under the heading “Purpose and Reasons for the Merger; Consideration of Alternatives”.

24.                                 We note the statement that “none of the material factors considered by the Nielsen Parties failed to support their belief as the fairness of the merger.” Please clarify the meaning of this statement.  Is it intended to convey that the Nielsen parties considered no negative substantive or procedural factors to be material? If so, please explain why, for instance, the absence of a minority of the majority vote provision was not considered material.  That provision appears to have been a matter of significance during the merger negotiations.

RESPONSE:   Given the ambiguity inherent in the statement, in response to the Staff’s comment we revised the Proxy Statement to delete reference to the fact that “none of the material factors considered by the Nielsen Parties failed to support their belief as to the fairness of the merger.”  Please see page 36.

Financial Forecasts of NetRatings, page 35

25.                                 You indicate that numerous assumptions and estimates as to future events were made.  Please clarify that the disclosure addresses all the assumptions and estimates made.

RESPONSE:   In response to the Staff’s comment, disclosure has been added on page 38.

26.                                 We note your statement on that the disclosure and “should not be relied upon.” While you may caution investors not to place undue reliance on the forecasts and may alert them to uncertainties associated with them, you may not tell them that they cannot be relied upon.  Please revise as appropriate.

RESPONSE:   In response to the Staff’s comment, we have revised the disclosure on page 37.

Certain Effects of the Merger, page 36

27.                                 Disclose, if true, that that the Nielson entities will benefit from the company’s future use of operating loss carry forwards.  Quantify this benefit to the extent practicable.  Refer to Instruction 2 to Item 1013 of Regulation M-A.

RESPONSE:   In response to the Staff’s comment we revised the Proxy Statement to include the requested disclosure.  Please see page 39.

Material United States Federal Income Tax Consequences of the Merger, page 59

28.                                 Please delete the statement that this discussion is for “general information only.” Investors are entitled to rely on the disclosure.

RESPONSE:   In response to the Staff’s comment, we have revised the disclosure on page 50.

29.                                 Please revise your disclosure to separately address the tax consequences of this transaction to each filing person.  Please refer to Item 1013(d) of Regulation M-A.

RESPONSE:   In response to the question raised by the Staff’s comment, we have revised the disclosure on page 52.

Where you can find more information, page 77

30.                                 Explain what authority you are relying upon to incorporate documents filed after the date of this proxy statement.

RESPONSE:   In response to the question raised by the Staff’s comment, we have revised the disclosure on page 78.

Other

31.                                 In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that

•                     the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                     staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                     the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

RESPONSE:   Please see statement below.

* * * *

The Company, on behalf of itself, Valcon Acquisition Holding (Luxembourg) S.a.r.l., The Nielsen Company B.V., Nielsen Media Research, Inc., ACNielsen Corporation and NTRT Acquisition Sub, Inc. (the “13E-3 Filings Persons”), confirms the acknowledgment of each 13E-3 Filing Person, in connection with the Preliminary Schedule 14A and the Schedule 13E-3 referred to above (the “Filings”), comments thereto by the Staff and the responses to such comments:

1.	That such 13E-3 Filing Person is responsible for the adequacy and accuracy of the disclosure in the Filings;

2.	That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and

3.

That such 13E-3 Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * * *

Please do not hesitate to call me (212-541-2275) or Gary Wolff (212-541-1107) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/	Kenneth L. Henderson

Kenneth L. Henderson